                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                          Commission File Number 1-7616

                               PIONEER CORPORATION
              -----------------------------------------------------
                 (Translation of registrant's name into English)

              4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
              -----------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F  X   Form 40-F
                                   ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No  X
                                   ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PIONEER CORPORATION
                                          -------------------
                                          (Registrant)

Date: February 19, 2004
                                      By   /s/ Kaneo Ito
                                          --------------------------------
                                           Kaneo Ito
                                           President and Representative Director



This report on Form 6-K contains the following:

1. The announcement released by the Company to the press in Japan dated February 16, 2004, concerning the issuance of Euro Yen Zero Coupon Convertible Bonds due 2011.

2. The announcement released by the Company to the press in Japan dated February 16, 2004, concerning the determination of the terms of issue, etc. of Euro Yen Zero Coupon Convertible Bonds due 2011.

3. The announcement released by the Company to the press in Japan dated February 18, 2004, concerning the determination of the total amount of issue of Euro Yen Zero Coupon Convertible Bonds due 2011.


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                                                           FOR IMMEDIATE RELEASE
                                                               FEBRUARY 16, 2004


                          PIONEER ANNOUNCES ISSUANCE OF
                 EURO YEN ZERO COUPON CONVERTIBLE BONDS DUE 2011


TOKYO -- Pioneer Corporation has announced that it resolved, at the meeting of its board of directors held on February 16, 2004, to issue the Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the "Bonds") in the maximum principal amount of 60 billion yen (including those in the maximum amount of 10 billion yen to be issued upon exercise of the greenshoe option).

Use of Proceeds
         The net proceeds of the issue of the Bonds will be applied principally towards (i) investment in plasma display business including the proposed acquisition from NEC Corporation ("NEC") of the issued share capital of its subsidiary, NEC Plasma Display Corporation, and of the intellectual property rights relating to plasma displays held by NEC, and (ii) enhancement of distribution channels in Europe and China.


                                   # # # # # #


For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html


This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.


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                                                           FOR IMMEDIATE RELEASE
                                                               FEBRUARY 16, 2004

                    DETERMINATION OF TERMS OF ISSUE, ETC. OF
                 EURO YEN ZERO COUPON CONVERTIBLE BONDS DUE 2011

TOKYO -- Pioneer Corporation has announced that it determined the terms of issue, etc. in respect of the issuance of the Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the Stock Acquisition Rights incorporated in such Bonds to be hereinafter referred to as the "Stock Acquisition Rights") which was resolved at the meeting of its board of directors held on February 16, 2004, as follows.

                                   Description

Matters Concerning the Stock Acquisition Rights:

   (1)  Conversion Price *                                                                   4,022 yen
        (References)
           Share price, etc. on Pricing Date (February 16, 2004)
             a.  Share price (closing price)
                 on the Tokyo Stock Exchange                                                 3,070 yen
             b.  Premium

                 {(Conversion Price *)/
                 (Share price (closing price)) - 1} x 100                                     31.0%

        *  The amount to be paid per share upon exercise of the Stock
           Acquisition Rights is referred to as the "Conversion Price."

   (2)  Amount to be accounted for as stated capital                                  2,011 yen per share

                                   # # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html



This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.

                                                           FOR IMMEDIATE RELEASE
                                                               FEBRUARY 18, 2004

                    DETERMINATION OF TOTAL AMOUNT OF ISSUE OF
                 EURO YEN ZERO COUPON CONVERTIBLE BONDS DUE 2011

TOKYO -- Pioneer Corporation has announced that it determined the total amount of issue in respect of the Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights, tenkanshasaigata shinkabu yoyakuken-tsuki shasai) (the "Bonds with Stock Acquisition Rights," of which the Bonds is to be hereinafter referred to as the "Bonds") as follows, issuance of which was resolved at the meeting of its board of directors held on February 16, 2004 and the terms of issue of which was determined thereafter on the same day.

                                   Description

Total Amount of Issue (aggregate principal amount):
          The aggregate amount of 60,000,000,000 yen, plus an aggregate principal amount of the Bonds in respect of replacement Bond Certificates that may be issued against appropriate evidence and indemnity in case of loss, theft or destruction of any Bond Certificate.


     (References)
               Pioneer had granted to the Managers an option to additionally subscribe for the Bonds with Stock Acquisition Rights up to a further 10,000,000,000 yen in the aggregate principal amount of the Bonds. Pioneer received a notice to exercise such option in respect of 10,000,000,000 yen in the aggregate principal amount of the Bonds. Accordingly, the total amount of issue of the Bonds, etc. has been determined as above.

                                   # # # # # #

For further information, please contact:
Katsuhiro Abe, Executive Vice President
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
Website: http://www.pioneer.co.jp/corp/ir/index-e.html



This release is not an offer of securities for sale in any region, including Japan or the United States. The securities may not be offered or sold in the United States unless they are registered under the U.S. Securities Act of 1933 or exempt from registration thereunder, and any public offering of securities to be made in the United States will be made by means of a prospectus in English prepared in accordance with the U.S. Securities Act of 1933, that will contain detailed information about the issuer and management, as well as financial statements. This transaction does not involve any public offering of securities in the United States.